Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

May 20, 2021

Filed via EDGAR
Ms. Jaea Hahn
Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:
Filings on Form N-14 for Delaware Delaware Group® Equity Funds V, Delaware Group® Global & International
Funds and Delaware Group® Income Funds (File Nos. 333-255163, 333-255164, and 333-255167) (each, a “Registrant” and together, the “Registrants”)

Dear Ms. Hahn:
As discussed, the Registrants hereby commit to add a statement to the following effect to their upcoming post-effective 485(b) amendment:
In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss this further.

Very truly yours, /s/ Taylor Brody Taylor Brody